3000 Two Logan Square Eighteenth and Arch Streets Philadelphia, PA 19103-2799 215.981.4000 Fax 215.981.4750	Steven J. Abrams direct dial: 215.981.4241 direct fax: 866.422.3671 abramss@pepperlaw.com

November 25, 2008

Via Overnight Delivery

Bryan Pitko Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Mail Stop 6010 Washington, D.C. 20549

Re:	Neose Technologies, Inc. Proxy Statement on Form PREM14A Filed October 16, 2008 File No. 000-27718

Dear Mr. Pitko:

Neose Technologies, Inc., a Delaware corporation (the “Company”), filed today via EDGAR Amendment No. 1 to the above-referenced Proxy Statement in connection with a special meeting of stockholders related to the proposed sale of substantially all of the assets of the Company to BioGeneriX AG and Novo Nordisk A/S and the subsequent liquidation and dissolution of the Company.  The Company also transmitted today via EDGAR a letter in response (the “Response Letter”) to the November 14, 2008 comment letter from the staff of the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) addressed to the Company.  As noted in the Response Letter, the following materials are hereby being submitted supplementally:

1. RBC Capital Markets Corporation (“RBC”) presentation dated November 15, 2007 (presented by RBC to management on November 15, 2007).

2. RBC Presentation dated December 19, 2007 (presented to the Company’s board of directors on December 21, 2007 by management).

3. RBC presentation dated January 2008 (presented to the Company’s board of directors on January 22, 2008 by management)

4. RBC Presentation dated May 8, 2008 (presented by RBC to the Company’s board of directors on May 8, 2008).

5. RBC presentation dated July 16, 2008 (presented by RBC to the Company’s board of directors on July 16, 2008).

6. RBC presentation dated August 2008 (presented by RBC to the Company’s board of directors on August 7, 2008).

7. RBC presentation dated September 2008 (presented by RBC to the Company’s board of directors on September 10, 2008).

8. RBC presentation dated September 15, 2008 (presented by RBC to the Company’s board of directors on September 15, 2008).

9. Board Book: Fairness Opinion Presentation dated September 17, 2008 (presented by RBC to the Company’s board of directors on September 17, 2008).

10. Board Book: Presentation (Transaction Valuation and Premium Analysis) (presented by RBC to the Company’s board of directors on September 17, 2008).

11. L.E.K. Consulting LLC (“LEK”) LEK presentation dated December 3, 2007 (presented by LEK to management on December 3, 2007).

12. LEK presentation dated January 3, 2008 (presented by LEK to management on January 3, 2008)

The Company requests the return of these materials upon the completion of the Staff’s review in accordance with Rule 12b-4 under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to call Mark J. Flanagan at (215) 981-4138 or me at (215) 981-4241 with any questions or further comments you may have regarding these materials.

Very truly yours,

/s/ Steven J. Abrams

Steven J. Abrams Partner Pepper Hamilton LLP

Enclosures